EXHIBIT 12

Consolidated Ratios of Earnings to Fixed Charges and

Earnings to Combined Fixed Charges and Preferred Stock Dividends

Six Months Ended June 30, 2005

(in millions)

The following table presents the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends for Nationwide Financial Services, Inc. (NFS) and subsidiaries on a consolidated basis for the six months ended June 30, 2005:

Earnings:
Income from continuing operations	$417.2
Fixed charges	747.9

Earnings	1,165.1

Fixed charges:
Interest credited to policyholder account balances	695.0
Interest on debt	52.9

Fixed charges	$747.9

Ratio of earnings to fixed charges	1.6	x

Ratio of earnings to fixed charges, excluding interest credited to policyholder account balances	7.9	x

NFS has the authority to issue up to 50,000,000 shares of preferred stock; however, there are no preferred shares outstanding and there is no preferred stock dividend obligation. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is equal to the ratio or earnings to fixed charges and is not disclosed separately.